UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fuqi International, Inc.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

36102A207

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 36102A207	Page 2 of 10 Pages

(1)	Names of reporting persons Prescott Group Capital Management, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization State of Oklahoma
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,751,358
(6) Shared voting power 0
(7) Sole dispositive power 2,751,358
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,751,358
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.9%**
(12)	Type of reporting person (see instructions) IA

**	SEE ITEM 4(b).

SCHEDULE 13G

CUSIP No. 36102A207	Page 3 of 10 Pages

(1)	Names of reporting persons Prescott Group Aggressive Small Cap, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization State of Oklahoma
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,751,358
(7) Sole dispositive power 0
(8) Shared dispositive power 2,751,358
(9)	Aggregate amount beneficially owned by each reporting person 2,751,358
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.9%**
(12)	Type of reporting person (see instructions) PN

**	SEE ITEM 4(b).

SCHEDULE 13G

CUSIP No. 36102A207	Page 4 of 10 Pages

(1)	Names of reporting persons Prescott Group Aggressive Small Cap II, L.P
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization State of Oklahoma
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,751,358
(7) Sole dispositive power 0
(8) Shared dispositive power 2,751,358
(9)	Aggregate amount beneficially owned by each reporting person 2,751,358
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.9%**
(12)	Type of reporting person (see instructions) PN

**	SEE ITEM 4(b).

SCHEDULE 13G

CUSIP No. 36102A207	Page 5 of 10 Pages

(1)	Names of reporting persons Phil Frohlich
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,751,358
(6) Shared voting power 0
(7) Sole dispositive power 2,751,358
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,751,358
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.9%**
(12)	Type of reporting person (see instructions) IN

**	SEE ITEM 4(b).

SCHEDULE 13G

CUSIP No. 36102A207	Page 6 of 10 Pages

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to shares of Common Stock, $0.001 par value (the “Common Stock”), of Fuqi International, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13G relates to shares of Common Stock of the Issuer purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 2,751,358 shares of Common Stock held by the Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 2,751,358 shares of Common Stock held by Prescott Master Fund.

Item 1(a)	Name of Issuer.

Fuqi International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

5/F., Block 1, Shi Hua Industrial Zone

Cui Zhu Road North

Shenzhen, 518019

People’s Republic of China

Item 2(a)	Name of Person Filing.

Prescott Group Capital Management, L.L.C. (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P. (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P. (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”) and Mr. Phil Frohlich.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

1924 South Utica, Suite 1120

Tulsa, Oklahoma 74104-6529

Item 2(c)	Citizenship or Place of Organization.

Prescott Capital is an Oklahoma limited liability company. The Small Cap Funds are Oklahoma limited partnerships. Mr. Phil Frohlich is the principal of Prescott Capital and is a U.S. citizen.

SCHEDULE 13G

CUSIP No. 36102A207	Page 7 of 10 Pages

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

36102A207

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 36102A207	Page 8 of 10 Pages

Item 4	Ownership.

(a)	Prescott Capital is the beneficial owner of 2,751,358 shares of Common Stock and Mr. Phil Frohlich is the beneficial owner of 2,751,358 shares of Common Stock.

(b)

Prescott Capital and Mr. Phil Frohlich are the beneficial owners of 9.9% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,751,358 by 27,628,656, the number of shares of Common Stock issued and outstanding as of November 9, 2009, as reported in the Issuer’s 10-Q filed on November 9, 2009.

(c)

Prescott Capital, as the general partner of the Small Cap Funds, the general partners of Prescott Master Fund, may direct the Small Cap Funds to direct the vote and disposition of the 2,751,358 shares of Common Stock held by Prescott Master Fund. As the principal of Prescott Capital, Mr. Phil Frohlich may direct the vote and disposition of the 2,751,358 shares of Common Stock held by Prescott Master Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 36102A207	Page 9 of 10 Pages

Exhibit	Exhibit 1

Joint Filing Agreement dated February 7, 2012, between Prescott Capital, the Small Cap Funds and Mr. Phil Frohlich.

SCHEDULE 13G

CUSIP No. 36102A207	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2012

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member

/s/ Phil Frohlich
Phil Frohlich